July 20, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Karina Dorin,

Re: Hub Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 000-27754

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated July 6, 2022 from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and
Exchange Commission to David Yeager, Chairman and Chief Executive Officer of Hub Group, Inc. (“Hub Group, the “Company” or “we”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) that was filed on February 25, 2022.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in the Form 10-K.

Form 10-K filed February 25, 2022

General

1.
We note that you provided more expansive disclosure in your Sustainability Report March 2022 than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report March 2022.

2001 Hub Group Way  |  Oak Brook, IL 60523  |  hubgroup.com

Hub Group’s Response to Comment 1

The Company is cognizant of an increasing focus on Environmental, Sustainability and Governance (“ESG”) matters by certain of its stakeholders, including customers, suppliers, employees, investors, and regulators, including the Securities and Exchange Commission (“SEC”).   To address questions posed by our stakeholders, which may come from direct inquiries or through ESG-focused surveys, and to provide a summary of our ESG related initiatives, we prepared our first Sustainability Report (the “Report”) in 2022.   We posted the Report in the Investor Relations portion of our corporate website approximately one month after filing our Form 10-K on February 25, 2022.

Our disclosure in our securities filings serves primarily to satisfy our obligations under securities laws and provide “material” information to our shareholders and the investing public.  We follow the SEC’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010) (“Release No. 33-9106”), as well as the principles-based disclosure rules in Regulation S-K.  We do not believe the Report contains “material” information that would be required to be disclosed in our securities filings except to the extent already disclosed.

We acknowledge our obligation to continuously review these matters as part of our ongoing disclosure controls and procedures and disclose climate-change related matters in our SEC filings to the extent we determine it is material.  As discussed further below, although we do not believe the specific effects of climate change are currently material to the Company under the SEC’s applicable disclosure standards, we recognize our stakeholders’ interest in climate change and we expect to continue providing information about our climate change impact, the climate-related initiatives we are undertaking, and other ESG topics through various public disclosures, including our Report.

2.
We note the statements made regarding energy, emissions, and air quality in your Sustainability Report March 2022 along with the sustainability policy you issued in March 2022. Please tell us how the disclosure in your proxy statement addresses the role of your Board of Directors in overseeing climate change-related risks. Your response should explain how the Board administers its oversight function with regard to climate change- related risks and the effect this has on its leadership structure. Refer to Item 407(h) of Regulation S-K.

Hub Group’s Response to Comment 2

Page 16 of the Company’s annual proxy statement filed on April 12, 2022 includes a Q&A responsive to Item 407(h) of Regulation S-K, noting the following:

“The Board of Directors, as a whole and at the committee level, is ultimately responsible for overseeing risk management at the Company. The Board has delegated certain of its risk oversight responsibilities to its committees, as described below. Each committee regularly reports to the Board regarding its risk management activities.

The Board has delegated to the Compensation Committee responsibility for oversight of risks relating to human capital matters, including our employee compensation plans, policies, and programs.

The Board has delegated to the Audit Committee various risk management responsibilities related to the financial, internal control, and litigation risks of the Company. The Board has also charged the Audit Committee with the responsibility for undertaking an annual comprehensive risk review, which includes a review of the steps taken by the Company to mitigate key risks identified by management. Any issues that arise from this discussion are then reviewed with the entire Board as necessary.

The Board has delegated to the Nominating and Governance Committee oversight of managing the risks related to succession planning.

The risk oversight function is also supported by our Chairman of the Board and Chief Executive Officer, whose industry leadership, tenure and experience provide a deep understanding of the risks that the Company faces. Collectively, these processes are intended to provide the Board of Directors as a whole with an in-depth understanding of risks faced by the Company. The Board of Directors believes that this division of risk management responsibilities among the Chairman of the Board and Chief Executive Officer, who has an integral role in our day-to-day risk management processes, together with the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and an experienced senior management team, effectively addresses the material risks facing Hub Group. Our Board further believes that our leadership structure, described above, supports the risk oversight function of the Board as it allows our independent directors, through the three fully independent Board committees and in executive sessions of independent directors, to exercise effective oversight of management’s actions in identifying risks and implementing effective risk management policies and controls.”

All risks, including climate-related risks, are overseen collectively by the Company’s Board of Directors, Audit Committee and management.  Hub Group management reports to the Company’s Board and Audit Committee on its initiatives to address ESG topics.   As discussed in our responses to Staff comments below, we do not expect climate change-related risks to have a material impact on our business in the foreseeable future.  The Company’s Board of Directors has not changed its leadership structure to address such risks.  As noted above, the Report and the policies on Human Rights and Sustainability were prepared by the Company’s management.  We believe they consolidate, and formalize for our stakeholders, information about our practices and operations that is not only operationally and financially sound but also, in many cases, environmentally beneficial.

Risk Factors, page 6

3.
Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

Hub Group’s Response to Comment 3

While the Company recognizes stakeholder interest in ESG matters, it does not believe that climate-change transition risks are material at this time.

As noted in several portions of the Company’s Form 10-K and in the Report, the Company’s primary line of business – intermodal transportation – is more fuel efficient than alternative means of transportation.  A significant portion of the Company’s revenue is derived from services that utilize third party carriers to arrange for the transportation needs of the Company’s customers.  These third-party carriers would bear any capital expenditures that would be necessary to transition to an alternative fuel fleet if such transition were required under law to mitigate the effects of climate change.

The Company does maintain a fleet of tractors for its drayage operations and for its dedicated trucking operations.  As noted in our Form 10-K, we have been replacing certain older model tractors with newer models.  While enhanced fuel efficiency is an expected benefit of such replacement, the decision to lower the age of the tractor fleet was not undertaken as a result of or in anticipation of a climate change transition.  The Company has been investing in equipment replacement to achieve an overall lower cost of operation (i.e., lower costs for maintenance and fuel), greater equipment uptime, and to operate a fleet with the latest in safety technology for our drivers.  The Company also believes newer equipment makes the Company a more attractive employer for its existing and potential drivers, who have been challenging to recruit and retain in recent years.

Our use of electric vehicles consisted of a six-month pilot project during 2021.  We undertook this pilot to better understand the benefits, costs, maintenance requirements, and operational impacts such vehicles might have on our future business.  At this time, our usage of such vehicles has been limited, we have incurred no capital expenditures, and we are continuing to evaluate the feasibility and business case for future usage.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.
We note your Sustainability Report March 2022 reflects that you have adopted certain sustainability initiatives to increase efficiencies and reduce GHG emissions such as implementing an electric vehicle pilot in 2021 and ordering a fleet of more efficient trucks to replace older models. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

Hub Group’s Response to Comment 4

As noted in our response to Comment 3 above, none of our capital expenditures have been for primarily climate-related projects.  We have piloted new electric vehicles at no expense to the Company.  The Company has a cancellable order for electric vehicles and continues to evaluate the merits of such a potential purchase, including the availability of government credits.  If we elect to purchase electric vehicles under our cancellable order, we expect the net cost of such purchase, after applicable government credits, to be immaterial to our business, capital expenditures, competitive position, financial condition, or results of operations.   To the extent such investment is of a material amount, the Company would disclose the impact of an investment in our securities filings.

As noted in our response to Comment 3, the Company also continues to invest in new tractors, often for use as replacements of older model tractors.  While these replacements are expected to have positive environmental benefits, the decision to pursue these expenditures were made with the expectation of financial benefits resulting from lower operating costs, enhanced reliability, and improved driver safety and recruiting/retention.   We do not believe these expenditures should be classified as a climate-related project or are independently material to our operations, capital expenditure needs, cash flow or profitability.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for services that result in lower emissions than competing products;
•	increased competition to develop innovative new services that result in lower emissions;
•	increased demand for generation and transmission of energy from alternative energy sources; and
•	any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.

Hub Group’s Response to Comment 5

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that indirect consequences of climate-related regulation or business trends have not been and are not expected to materially affect our business, capital expenditures, competitive position, financial condition, or results of operations.

As materiality is assessed in connection with each securities filing, we will disclose indirect consequences of climate-related regulation or business trends if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

6.	If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•	quantification of material weather-related damages to your property or operations;
•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•	decreased agricultural production capacity of your customers located in areas affected by drought or other weather-related changes; and
•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Hub Group’s Response to Comment 6

We reviewed the applicable disclosure standards while preparing our Form 10-K and concluded that the physical effects of climate change have not and are not expected to materially affect our business, capital expenditures, competitive position, financial condition, or results of operations in the foreseeable future. Notably, almost all of our assets are mobile and not concentrated in any one location, which permits us to reposition our equipment in the event of a severe climate event in a particular geography.

As materiality is assessed in connection with each securities filing, we will disclose any significant physical effects of climate change on our operations and results if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

7.
We note your disclosures on pages 13 and 14 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Hub Group’s Response to Comment 7

Our disclosures on pages 13 and 14 of our Form 10-K regarding compliance with environmental laws address contingencies arising from violations of existing environmental laws and the potential impact of existing and future environmental laws that have been proposed or suggested by stakeholders.  We also note the potential impact of the California Air Resources Board (“CARB”) regulations, which we do not anticipate will materially impact the Company in the near term because of the age and mileage of our California-based tractor fleet.  While the Company incurs expenses to monitor environmental laws and ensure its compliance, such compliance efforts are not material or easily separated from the Company’s overall compliance initiatives, which are supported through the Company’s functional and operational leadership.  To date, the Company has not realized any material losses or costs arising from a failure or alleged failure to comply with the environmental laws noted on page 14 of our Form 10-K.

We cannot quantify or predict with any certainty the nature of future environmental laws and regulation or the potential business or financial impact, or benefit, such laws or regulations might have.  We will disclose and quantify anticipated compliance costs if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

8.
If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Hub Group’s Response to Comment 8

The Company does not, and has no current plans to, purchase or sell carbon credits or offsets.   As such, we believe purchase or sale of carbon credits or offsets will not materially affect our business, capital expenditures, competitive position, financial condition, or results of operations.  As materiality is assessed in connection with each filing, we will disclose our purchases of carbon credits or offsets if they become material to the Company and such disclosure is required or we otherwise determine such disclosure to be appropriate.

On behalf of Hub Group, Inc., I thank you for your consideration of our response.

Sincerely,

/s/ Geoffrey DeMartino
Geoffrey DeMartino
Executive Vice President and Chief Financial Officer